Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: **(832) 426-5786**

EXEMPTION REVIEW REPORT
15c3-3 (k)(2)(i)

Norman Clinger
Clinger & Co Inc
6505 Clawson St
Houston TX 77055-7103

Dear Norman Clinger:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Clinger & Co Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Clinger & Co Inc claimed an exemption from 17 C.F.R. § 240.15c3-3. Clinger & Co Inc stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Clinger & Co Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clinger & Co Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 28, 2016